UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of September 2025

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

EXPLANATORY NOTE TO AMENDMENT

ADS-TEC ENERGY PLC (the “Company”) is amending its Report of Foreign Issuer on Form 6-K originally furnished to the U.S. Securities and Exchange Commission (the “SEC”) on September 22, 2025 (as amended “this 6-K”) solely for the purpose of providing the unaudited interim consolidated financial statements contained therein with the relevant Interactive Data Files in Inline XBRL format.

Incorporation by Reference

This 6-K and the accompanying exhibits are hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-262281, 333-276788, 333-284850) and Form S-8 (File No. 333-263153), including all amendments thereto, filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 19, 2025 ADS-TEC ENERGY PLC (the “Company”) issued a press release entitled “ADS-TEC Energy (ADSE) reports H1 2025 Financial Results and Trading Update,” (the “Press Release”) in which the Company reported its financial and operational results for the six months ended June 30, 2025, a copy of which is furnished as Exhibit 99.1 hereto. Additionally, the Company made available to its investors its unaudited consolidated financial information for the six months ended June 30, 2025 and is furnished as Exhibit 99.2 hereto.

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2025, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release
99.2	Interim Consolidated Financial Information
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 24, 2026	ADS-TEC ENERGY PLC

	By:	/s/ Torsten Klee
	Name:	Torsten Klee
	Title:	Chief Financial Officer

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